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John S. Marten
Shareholder
+1 312 609 7753
jmarten@vedderprice.com

May 7, 2019

VIA EDGAR

Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund (the “Registrant”) (File No. 811-03541) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on April 30, 2019 with regard to the above-noted Proxy Statement filed with the SEC on April 22, 2019.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: In the first paragraph under “Background” on page 3, please clarify who were and who will be the portfolio manager(s) for the Fund.

Response: The language has been revised to clarify who were and who will be the portfolio manager(s) for the Fund.

2.	Comment: In the performance information on page 3, please clarify how the performance information is shown (e.g., net or gross).

Response: Disclosure has been added to clarify that the performance information is shown on a before-tax basis reflecting the deduction of the Fund’s fees and expenses and assuming the reinvestment of dividends and distributions.

3.	Comment: Please consider moving the performance information from page 3 to a different section.

Response: The performance information has been moved to a new separate section titled “Historical Performance of the Fund.” A cross-reference to this section also has been added in the “Board Considerations” section.

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Alison White

May 7, 2019

4.	Comment: If the Fund has historical performance prior to 2016 please include such performance in the performance information currently shown on page 3.

Response: Performance information for the five- and ten-year periods, as applicable for each class, has been added.

5.	Comment: In the first paragraph on the top of page 7, please clarify that management of the Fund was transitioned from the prior portfolio manager to the current portfolio manager.

Response: The language has been clarified.

6.	Comment: In the “Fees” section on page 7, because the Adviser’s waiver is voluntary, please clarify if the Board found the sub-advisory fee to be reasonable before the application of the waiver.

Response: The reference to the voluntary waiver has been removed.

7.	Comment: In the last sentence under “Required Vote” on page 7 please consider providing more specific disclosure on what actions the Board might take if the new sub-advisory agreement is not approved.

Comment: The referenced sentence has been revised to state that if the new sub-advisory agreement is not approved then the Adviser will continue to manage the Fund using the dual employee structure and licensing investment models, analytics and other tools from S2.

If you have any questions regarding the foregoing, please do not hesitate to call me at (312) 609-7753.

Yours very truly, /s/ John S. Marten John S. Marten Shareholder

JSM/psh